NewAlliance Bancshares

Company Overview

Presented at KBW Regional Bank Conference
February 27, 2008

Discussion Topics

- Company Profile and Business Focus
- Highlights of 2007
- Balance Sheet Composition and Credit Quality
- Key 2008 Business Priorities

Company Profile

NewAlliance is a regional community bank with a significant southern New England presence:

- **Approximately $8.2 billion in assets and $4.4 billion in deposits;**
- **88 branches in Connecticut and Massachusetts;**
- **3rd largest bank headquartered in Connecticut; 4th largest in New England;**
- **Dominant market share in its core markets;**
- **Balance sheet growth driven by strong sales culture and acquisitions;**
- **Strong capital - - Tier 1 leverage of approximately 11%.**

Building the NewAlliance Franchise



Leominster
Reading
Peabody
Pittsfield
Malden
Lynn
Waltham
Revere
Marlborough
Boston
Northampton
Newton
Framingham
Worcester
Norwood
Quincy
Weymouth
Holyoke
MASSACHUSETTS
Randolph
Milford
Westfield
MA
Franklin
Brockton
North Attleboro
Woonsocket
Kingston
Enfield
Attleboro
Taunton
Simsbury
Johnston
Providence
Hyde Park
Torrington
Hartford
Cranston
Poughkeepsie
Bristol
Fall River
NEW YORK
Warwick
Watertown
CONNECTICUT
New Bedford
Middletown
Newburgh
Waterbury
Meriden
Norwich
RHODE ISLAND
RI
Buzzards Bay
Cheshire
Newport
CT
Danbury
North Haven
New London
Shelton
Peekskill
Trumbull
Rhode Island Sound
Great Salt Pond
Ossining
Bridgeport
Long Island Sound
Block Island Sound
New Harbor
New City
Fairfield
Norwalk
Gardiners Bay
Greenwich
Napeague Bay
NEW JERSEY
Stamford
Port Chester
Teaneck
New Rochelle
Centereach
Coram
West New York
Brentwood
East Patchogue
Atlantic Ocean
Franklin Square
Bay Shore
NY
New York
West Islip
Merrick
Long Beach
© 2001 Microsoft Corp. All rights reserved.

Executive Management Team

Name	Title	Years in Industry	Prior Experience
Peyton R. Patterson	Chairman, President & Chief Executive Officer	25	Dime Bancorp (NY) Chemical Bank/Chase Manhattan (NY) CoreStates Financial Corp. (PA)
Merrill B. Blanksteen	Executive Vice President, Chief Financial Officer & Treasurer	32	New Haven Savings Bank (CT) American Savings Bank (FL) AmeriFirst Bank (FL)
Gail E.D. Brathwaite	Executive Vice President & Chief Operating Officer	29	Dime Bancorp (NY)
Donald T. Chaffee	Executive Vice President & Chief Credit Officer	36	Dime Bancorp (NY) Chase Manhattan Bank (NY)
Diane L. Wishnafski	Executive Vice President, Retail & Business Banking Product Development	33	New Haven Savings Bank (CT) Dime Savings Bank of Wallingford (CT) First Bank (CT) Connecticut Bank & Trust Co. (CT)
Koon Ping Chan	Executive Vice President Chief Risk Officer	30	Dime Bancorp (NY) Chase Manhattan Bank (NY)
J. Edward Diamond	Executive Vice President, Asset Management	35	Dime Bancorp (NY) First Gibraltar Bank (TX)
Brian S. Arsenault	Executive Vice President, Corporate Communications and Investor Relations	18	Banknorth Group (ME)
Paul A. McCraven	Senior Vice President Community Development Banking	11	New Haven Savings Bank (CT)

Business Model

Retail Banking

- Free/Regular Checking/Savings
- Money Market Accounts
- CDs & IRA's
- VISA Debit Card
- Res. Mortgage
- Home Equity Loans & Lines
- Consumer Loans & Lines
- Safe Deposit
- On-line Banking

Business Banking

- C&I
- CRE
- Full array of business checking products
- Remote deposit
- Cash Management
- Merchant Services
- SBA Preferred Lender

Wealth Management

- Trust Services (Trust Company of Connecticut)
- Investments (NewAlliance Broker-Dealer)
- Insurance & Annuities
- Investment Advisory Services

Highlights of 2007

Initiative	Achievement
Sustain Strong Loan Growth	Loans increased 24%, half from Westbank;
Increase Core Deposits	Average core deposits up 6.7%; checking balances up 9%;
Raise Non-Interest Income	Up 13% to $6.2 million – representing 24.5% of operating revenue - a historic high;
Reduce Operating Expenses	Operating expenses decreased 2% without Westbank; realized targeted cost saves of 30% from Westbank.

NewAlliance Bancshares

Highlights of 2007 (continued)

Initiative	Achievement
Maintain Strong Asset Quality	**Asset Quality remains outstanding:** - Total delinquencies only 63 b.p. - Non-performing loans at 35 b.p. - Net charge-offs of 5 b.p. - Adequate reserve coverage at 93 b.p.

NewAlliance Bancshares

NewAlliance Bancshares

Balance Sheet Composition and Credit Quality

Deposits

December 31, 2007

TOTAL DEPOSITS: $4.4 billion

Total Core = 53%



22%
47%
11%
20%
Savings
Money Market
Demand/NOW
Time

- No brokered CDs
- 91% of CDs mature in <1 year (13% attrition in 2008)
- 12.8% of FHLB advances mature in <1 year

NewAlliance Bancshares

Deposit Pricing Trends

	Pricing 12/31/07	Pricing 1/31/08
Premium Checking	1.73%	.99%
Premium Money Market	4.17%	3.25%
6 mo. Relationship CD	4.17%	2.47%
Weighted cost of deposits	3.08%	3.01%

Loan Originations

CAGR, 2004-2007 Annualized

Residential	**24%**
C&I	**26%**
CRE	**33%**
Consumer	**4%**



1,200,000
1,000,000
800,000
600,000
400,000
200,000
-
$'s in thousands
648,145
187,467
88,003
122,343
250,332
924,936
258,680
140,926
204,178
321,152
1,046,038
193,027
173,336
375,367
304,308
1,101,151
356,400
174,185
286,644
283,922
2004
2005
2006
2007
Consumer Originations
CRE Originations
C & I Originations
Residential Originations

NewAlliance Bancshares

NewAlliance Loan Portfolio

December 31, 2007

TOTAL LOANS: $4.7 billion


15%
5%
10%
50%
20%
Residential
CRE
C&I
Consumer
Commercial Construction

- **Total Portfolio grew 24% (9% decline in residential mortgages)**
- **Total delinquencies 0.63%**
- **39.2% loans mature or reprice in <1 year**

Residential Portfolio Snapshot

December 2007 Month-End



8%
2%
2%
1%
87%
OWNER-SINGLE-FAMILY
OWNER-CONDO
OWNER-MULTI-FAMILY
NON-OWNER-OCCUPIED
SECOND HOMES

- Residential Portfolio $2.4 billion
- Total delinquencies 0.49%
- Average FICO 746
- Average LTV 49%

NewAlliance Bancshares

Residential Portfolio Score Distribution

December 2007 Month End



25%
20%
15%
10%
5%
0%
6%
10%
84%
2%
1%
1%
2%
4%
6%
8%
10%
13%
19%
19%
15%
<600
600-619
620-639
640-659
660-679
680-699
700-719
720-739
740-759
760-779
780-799
800>

NewAlliance Bancshares

Home Equity Portfolio Snapshot

December 2007 Month-End


36%
64%
HELOAN
HELOC

- **Total outstandings $652MM**
- **Total delinquencies 0.42%**
- **Net credit losses 0.00%**
- **Average CLTV 45%**

Total CRE Portfolio Snapshot

December 2007 Month-End



15%
6%
79%
CRE
Construction-to-Perm
Residential Sub-Division

- Total outstandings $1.2 billion
- Total delinquencies 0.61%
- Net credit losses 0.06%

CRE Portfolio Snapshot

December 2007 Month-End


18%
17%
7%
17%
11%
13%
17%
RETAIL
OFFICE
WAREHOUSE
MIXED USE
APARTMENTS
MEDICAL
ALL OTHERS

- **Balanced distribution of risk**

CRE Portfolio Snapshot

December 2007 Month-End



Average LTV with Original Appraisal and Current Balance
80%
70%
60%
50%
40%
30%
20%
10%
0%
RETAIL
OFFICE
WAREHOUSE
MIXED USE
APARTMENTS
MEDICAL
ALL OTHERS
CHURCHES
COMMERCIAL
NON PROFITS
GOLF
MOTEL/HOTEL
MOBILE HOME PARKS
LAND
CONDO

- **Portfolio LTV approximately 50%**

NewAlliance Bancshares

C&I Portfolio Snapshot

December 2007 Month-End



4%
5%
0.20%
3%
35%
53%
Term Loans
SBA Loans
SBA Certificates
Cash Reserve
Leases
Revolving

- Total outstanding balance $456MM
- Total delinquencies 1.40%
- Net credit losses 0.28%

C&I Portfolio Snapshot

December 2007 Month-End



C & I by Industry Code
% of Total Exposure
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
Total Exposure
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
Manufacturing
Construction
Real Estate, Rental & Leasing
Wholesale Trade
Other Services
Retail Trade
Condominium Associations
Health Care & Social Assistance
Professional, Scientific & Technical Svcs
Transportation & Warehouse
Other

- **No excessive concentrations**

NewAlliance Bancshares

Asset Quality Key Indicators

<u>At or for the 12 Months Ending 12/31/07</u>

• Non-performing loans to total loans	0.35%
• Allowance for losses to total loans	0.93%
• Allowance for losses to non-accrual loans	267.38%
• Net charge-offs to total loans	0.05%
• Total delinquencies/ loans (30+)	0.63%
• Loan loss provision	$4.9MM

NewAlliance Bancshares

Investment Portfolio by Ratings

December 31, 2007

Total Portfolio $2.5 billion



AA: 2.1%
A: 0.6%
AAA: 97.3%

- **Agency Securities 86.0%**
- **No Sub Prime**

NewAlliance Bancshares

2008 Business Priorities

PRIORITY	**Strengthen balance sheet profitability;**
PRIORITY	**Accelerate non-interest income generation;**
PRIORITY	**Maintain vigilant risk management focus;**
PRIORITY	**Exercise rigorous expense control;**
PRIORITY	**Deploy capital opportunistically.**

Organizational Strengths

- Strong Sales Culture
- Management Depth
- Risk Management
- Regulatory Compliance
- Disciplined Acquirer and Integrator
- Capital Management

Stock Price Comparison

NAL vs. SNL Thrift Index on 1/31/08



10
0
-10
-20
-30
-40
-50
-60
%
2/1/2007
2/15/2007
3/1/2007
3/15/2007
3/29/2007
4/12/2007
4/26/2007
5/10/2007
5/24/2007
6/7/2007
6/21/2007
7/5/2007
7/19/2007
8/2/2007
8/16/2007
8/30/2007
9/13/2007
9/27/2007
10/11/2007
10/25/2007
11/8/2007
11/22/2007
12/6/2007
12/20/2007
1/3/2008
1/17/2008
1/31/2008
NAL
SNL Thrift

NewAlliance Bancshares

Disclaimer & Forward-Looking Statements

This presentation contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in market interest rates, loan prepayment rates, general economic conditions, legislation and regulation; changes in the monetary and fiscal policies of the U.S. Government including policies of the U.S. Treasury and the Federal Reserve Board; changes in the quality or composition of the loan or investment portfolios; changes in deposit flows, competition and demand for financial services; changes in accounting principles and guidelines; the ability of the Company to successfully complete and integrate acquisitions; the pace of growth and profitability of possible de novo branches; the impact of additional equity awards yet to be determined; war or terrorist activities; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the Company's operations, pricing and services.

NewAlliance Bancshares

Capital ideas. Human values.